EXHIBIT 99.2

RADVISION
PRESS RELEASE

Corporate Contact:	Corporate Contact:	Investor Relations:
Adi Sfadia	Robert Romano	June Filingeri
Chief Financial Officer	VP Enterprise Marketing	Comm-Partners LLC
Tel: +1 201-689-6340	Tel: +1 512-328-4617	Tel: +1 203-972-0186
cfo@radvision.com	pr@radvision.com	junefil@optonline.net

RADVISION RECEIVES INTERNET TELEPHONY® MAGAZINE’S 2010 PRODUCT OF THE YEAR AWARD

SCOPIA XT1000 Small and Medium Business (SMB) Video Conferencing Solution Recognized for Outstanding Innovation

TEL AVIV, February 8, 2011 – RADVISION® Ltd. (Nasdaq: RVSN), a leading technology and end-to-end solution provider for unified visual communications including video network infrastructure, developer tools and high definition (HD) room, desktop and mobile video conferencing systems, today announced that TMC, a global, integrated media company, has named RADVISION’s SCOPIA XT1000 SMB solution as a recipient of the 2010 INTERNET TELEPHONY Product of the Year Award.

The SCOPIA XT1000 SMB solution is a unique video conferencing solution especially suited to the communication requirements of small and medium businesses.  Built on the SCOPIA XT1000 series HD video conferencing room system, with the highest capacity embedded MCU in the industry today, this solution combines HD room system capabilities, multi-party conferencing, desktop conferencing to Macs or PCs, and firewall traversal into the only integrated solution of its kind available.

The solution offers a very effective way for small and medium businesses to bring video conferencing to their entire organization.  The deployment model does not require detailed technical skills to install or manage, making it ideal for those organizations with limited IT departments.  Video conferencing with the solution extends the boundaries of organizations enabling business to be efficiently conducted with remote employees, customers, suppliers and partners, saving money in travel costs and increasing productivity.

“I am pleased to announce RADVISION as a Product of the Year Award winner.  The SCOPIA XT1000 SMB solution delivers award-winning quality and innovation plus provides a solution to real needs in the marketplace,” stated Rich Tehrani, CEO, TMC.  “I would like to congratulate RADVISION for its commitment to advancing IP communication technologies.”

“The SCOPIA XT1000 SMB solution provides access to a complete video conferencing solution that previously had been beyond many SMB budgets and levels of IT expertise,” said Teddy Flatau, Vice President of Products for RADVISION.  “We are very proud of the innovation of our solution and to be recognized by this award.”

2010 Product of the Year winners are published in the February 2011 issue of INTERNET TELEPHONY magazine, (www.itmag.com).
All product and company names herein may be trademarks of their registered owners.

About RADVISION

RADVISION (Nasdaq: RVSN) is the industry’s leading provider of market-proven products and technologies for unified Visual Communications over IP, 3G and IMS networks. With its complete set of standards-based video communications solutions and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the Unified Communications evolution by combining the power of video, voice, data and wireless – for high definition Video Conferencing Systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. To gain additional insights into our products, technology and opinions, visit blog.radvision.com. For more information about RADVISION, visit www.radvision.com.

About INTERNET TELEPHONY magazine

INTERNET TELEPHONY has been the IP Communications Authority since 1998™. Beginning with the first issue in February of 1998, INTERNET TELEPHONY magazine has been providing unbiased views of the complicated converged communications space. INTERNET TELEPHONY offers rich content from solutions-focused editorial content to reviews on products and services from TMC Labs. INTERNET TELEPHONY magazine reaches more than 225,000 readers, including pass-along readers.  For more information, please visit www.itmag.com.

About TMC:

Technology Marketing Corporation (TMC) is a global, integrated media company helping clients build communities in print, in person, and online. TMC publishes Customer Interaction Solutions, INTERNET TELEPHONY, Unified Communications, NGN and InfoTECH Spotlight magazines. TMC is the producer of ITEXPO, the world’s leading B2B communications event. TMCnet.com, which is read by two million unique visitors each month, is the leading source of news and articles for the communications and technology industries. In addition, TMC runs multiple industry events: 4GWE; Smart Grid Summit; M2M Evolution; Cloud Communications Summit; Social CRM Expo; SIP Tutorial; VIPeering; Business Video Expo; CVx; Digium|Asterisk World; StartupCamp; MSPAlliance MSPWorld and more!  Visit TMC Events for a complete listing and further information.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, our ability to integrate the Aethra video assets into our product offerings, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION’s filings with the Securities Exchange Commission, including RADVISION’s Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

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